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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155246

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2008

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 10, 2008

        57,600,000 Shares

Ecolab Inc.

Common Stock

        The shares of common stock are being sold by Henkel AG & Co. KGaA ("Henkel") and one of its subsidiaries, Henkel Corporation (together, the "Henkel selling stockholders"). We will not receive any of the proceeds from the shares of common stock sold by the Henkel selling stockholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "ECL". The last reported closing price on November 7, 2008 was $36.57 per share.

        The underwriters have an option to purchase a maximum of 5,795,314 additional shares from the Henkel selling stockholders to cover over-allotments of shares.

        The stockholder's agreement between Ecolab and Henkel requires Henkel to use all reasonable efforts to ensure that no person purchasing shares in this offering, together with such person's affiliates or any group of which such person may be a member, shall beneficially own more than two percent of Ecolab's outstanding shares upon the closing of this offering, or five percent in the case of certain entities agreed between us and Henkel.

        We have agreed with the Henkel selling stockholders that, following the completion of this offering, we will purchase from them shares of our common stock for consideration of, at our discretion, at least $300 million. The number of shares we will acquire for a given level of consideration will be determined pursuant to a formula set forth in the stock purchase agreement between us and the Henkel selling stockholders, as described in this prospectus supplement. The Henkel selling stockholders will only sell shares in this offering if at least 43,700,000 shares are sold, and if the offering is not consummated by April 30, 2009, we will have no obligation to purchase any shares from the Henkel selling stockholders in connection with this offering. See "Selling Stockholders—Stock Purchase Agreement" on page S-13.

        Investing in our common stock involves risks. See "Risk Factors" on page S-7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders

Per Share	$	$	$

Total	$	$	$

        Delivery of the shares of common stock is expected to be made on or about                        , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	Merrill Lynch & Co.
Citi		J.P. Morgan

The date of this prospectus supplement is November     , 2008.

Prospectus Supplement

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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 ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which contains the specific terms of this offering and certain other matters relating to Ecolab and the Henkel selling stockholders. The second part is the prospectus dated November 10, 2008, which is part of our Registration Statement on Form S-3 and contains more general information, some of which does not apply to this offering.

        This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

        It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" in the accompanying prospectus.

        No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

        The distribution of this prospectus supplement and the accompanying prospectus and the offering in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the common stock, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See "Underwriting."

        In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to "Company," "Ecolab," "we," "us" and "our" refer to Ecolab Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This prospectus supplement and the accompanying prospectus, and the documents incorporated herein by reference, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, we or our representatives may, from time to time, make other written or verbal forward-looking statements. In this prospectus supplement and the accompanying prospectus, and the documents incorporated by reference herein, we discuss expectations regarding our business, financial condition and results of operations. Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. As such, they are based on current

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expectations and are subject to certain risks and uncertainties. We caution that undue reliance should not be placed on such forward-looking statements which speak only as of the date made. In order to comply with the terms of the safe harbor, we identify for investors important factors which could affect our financial performance and could cause actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

        Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth under Item 1A in our most recent Form 10-K and subsequent reports on Forms 10-Q, each of which is incorporated by reference herein, and include:

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  the vitality of the markets we serve;

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  the impact of economic factors, such as the worldwide economy, interest rates and foreign currency exposure;

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  our ability to develop competitive advantages through innovation;

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  fluctuations in raw material costs;

  •
  restraints on pricing flexibility due to contractual obligations;

  •
  pressure on operations from consolidation of customers, vendors or competitors;

  •
  the impact of acquisitions, divestitures and investments to develop business systems or to optimize our business structure;

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  changes in regulations or accounting standards;

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  the costs and effects of complying with laws and regulations relating to the environment and to the manufacture, storage, distribution, sale and use of our products;

  •
  the occurrence of litigation or claims, acts of war, terrorism, severe weather or public health epidemics;

  •
  the loss or insolvency of a major customer, supplier or distributor;

  •
  our ability to attract and retain high caliber management talent; and

  •
  other uncertainties or risks reported from time to time in our reports to the Securities and Exchange Commission (the "SEC").

        You should carefully consider all of the information in or incorporated by reference in this prospectus supplement prior to investing in our securities. Except as may be required under applicable law, we undertake no duty to update our forward-looking statements.

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 PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information about us and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase our common stock. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference herein and therein, including the financial statements and notes thereto, prior to deciding whether to purchase our common stock.

 Ecolab Inc.

        Incorporated in Delaware on February 18, 1924, Ecolab is a leading global developer and marketer of premium products and services for the hospitality, foodservice, healthcare and industrial markets. We provide cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, healthcare and educational facilities, quick-service (fast-food and other convenience store) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry. A strong commitment to customer support is a distinguishing characteristic of our business.

        Our business is based upon our three reportable segments.

United States Cleaning & Sanitizing Segment

        The "United States Cleaning & Sanitizing" segment is comprised of seven business units which provide cleaning and sanitizing products and programs to United States markets.

         Institutional:    Our Institutional Division is our largest division and sells specialized cleaners and sanitizers for washing dishes, glassware, flatware, foodservice utensils and kitchen equipment, for on-premise laundries (typically used by hotel and health care customers) and for general housekeeping functions, as well as food safety products and equipment, dishwasher racks and related kitchen sundries to the foodservice, lodging, educational and healthcare industries, and water filters to the foodservice industry. The Institutional Division also provides pool and spa treatment programs for hospitality and other commercial customers. The Institutional Division manufactures and markets various chemical dispensing device systems, which are made available to customers, to dispense our cleaners and sanitizers. In addition, the Institutional Division markets a lease program comprised of energy-efficient dishwashing machines, detergents, rinse additives and sanitizers, including full machine maintenance.

         Kay:    Our Kay Division (which consists of certain wholly-owned subsidiaries of Ecolab Inc.) supplies chemical cleaning and sanitizing products primarily to national and regional quick-service restaurant chains. Kay's products include specialty and general purpose hard surface cleaners, degreasers, sanitizers, polishes, hand care products and assorted cleaning tools. Products are sold under the "Kay" brand or the customer's private label. In addition, Kay supports its product sales with employee training programs and technical support designed to meet the special needs of its customers. Kay's customized cleaning and sanitation programs are designed to reduce labor costs and product usage while increasing sanitation levels, cleaning performance, equipment life and safety levels. Through Kay's stand-alone Food Retail business, it supplies cleaning and sanitizing products to the food retail (i.e., grocery store) industry.

         Food & Beverage:    Our Food & Beverage Division addresses cleaning and sanitation at the beginning of the food chain to facilitate the production of products for human consumption. The Division provides detergents, cleaners, sanitizers, lubricants and animal health products, as well as cleaning systems, electronic dispensers and chemical injectors for the application of chemical products, primarily to dairy plants, dairy farms, breweries, soft-drink bottling plants, and meat, poultry and other food processors. The Food & Beverage Division is also a leading developer and marketer of antimicrobial products used in direct contact with meat, poultry, seafood and produce during processing in order to reduce microbial contamination on those surfaces. The Division also designs, engineers and installs CIP ("clean-in-place") process control systems and facility cleaning systems for its customer base.

         Textile Care:    Our Textile Care Division provides chemical laundry products and proprietary dispensing systems, as well as related programs, to large industrial and commercial laundries. Typically these customers process a minimum of 1,000,000 pounds of linen each year and include free-standing laundry plants used by institutions such as hotels, restaurants and healthcare facilities as well as industrial and textile rental laundries.

         Healthcare:    Our Healthcare Division provides infection prevention and healthcare offerings to hospital, acute care and long-term care markets in the United States.

         Vehicle Care:    Our Vehicle Care Division provides vehicle appearance products which include soaps, polishes, sealants, wheel and tire treatments and air fresheners. Products are sold to vehicle rental, fleet and consumer car wash and detail operations. Brand names utilized by the Vehicle Care Division include Blue Coral®, Black Magic® and Rain-X®.

         Water Care Services:    Water Care Services provides water and wastewater treatment products, services and systems for commercial/institutional customers (full service hotels, cruise ships, hospitals, healthcare, commercial real estate, government and commercial laundries), food and beverage customers (dairies, meat, poultry, food processing and beverage) and other light industry.

United States Other Services Segment

        The "United States Other Services" segment is comprised of two business units: Pest Elimination and GCS Service.

         Pest Elimination:    Our Pest Elimination Division provides services for the detection, elimination and prevention of pests to restaurants, food and beverage processors, educational and healthcare facilities, hotels, quick-service restaurant and grocery operations and other institutional and commercial customers. In addition, through our EcoSure Food Safety Management business, we provide customized on-site evaluations, training and quality assurance services to foodservice operations.

         GCS Service:    GCS Service provides commercial cooking and refrigeration equipment repair and maintenance services for restaurant and other foodservice operations. Repair services are offered for in-warranty repair, acting as the Manufacturer's Authorized Service Agent, as well as after-warranty repair. In addition, GCS Service operates as a distributor to repair service companies and end users.

International Segment

        We conduct business in approximately 70 countries outside of the United States through wholly-owned subsidiaries or, in the case of Israel and Venezuela, through joint ventures with local partners. In other countries, selected products are sold by our export operations to distributors, agents or licensees, although the volume of those sales is not significant in terms of our overall revenues. Our largest International operations are located in Europe, Asia Pacific, Latin America and Canada, with smaller operations in Africa and the Middle East.

        In general, the businesses conducted internationally are similar to those conducted in the United States but are managed on a geographic basis. The businesses which are similar to the United States' Institutional and Food & Beverage businesses are the largest businesses in our International operations. They are conducted in virtually all our International locations and, compared to the United States, constitute a larger portion of the overall business. Kay also has sales in a number of International locations. A significant portion of Kay's international sales are to international units of

United States-based quick-service restaurant chains. Consequently, a substantial portion of Kay's international sales are made either to domestic or internationally-located third-party distributors who serve these chains.

        Our Pest Elimination business continues to expand its geographic coverage. Since 2001, we have entered markets in Australia, Brazil, China, Costa Rica, France, Indonesia, Ireland, Malaysia, the Philippines, Singapore, South Africa and the United Kingdom, primarily through acquisitions.

        Our other businesses are conducted less extensively in our International locations. However, in general, most of the principal businesses conducted in the United States are operated in Canada.

Relationship with the Henkel Selling Stockholders

        In December 1989, Ecolab sold 1,100,000 shares of convertible preferred stock to HC Investments, Inc., a subsidiary of Henkel, as an initial step in establishing a business relationship with Henkel. In July 1991, Ecolab and Henkel formed a joint venture (the "Joint Venture") that combined the companies' respective European industrial and institutional cleaning and sanitizing businesses. In connection with the formation of the Joint Venture, HC Investments, Inc. converted its Ecolab convertible preferred stock into Ecolab common stock. In addition, at the same time, Ecolab acquired Henkel's industrial and institutional cleaning and sanitizing businesses in 19 countries outside of Europe. In June 1991, Ecolab and Henkel entered into a stockholder's agreement governing Henkel's ownership of approximately 24% of Ecolab's outstanding shares. In November 2001, Ecolab acquired from Henkel the 50% of the Joint Venture that Ecolab did not own for $433 million. As a part of that transaction, Henkel agreed to continue to provide to Ecolab's European businesses certain services and products, including administrative services and contract manufacturing and supply agreements.

        In February 2008, Henkel announced its intention to sell some or all of its investment in Ecolab. In July 2008, all three directors designated by Henkel resigned from Ecolab's board of directors. Subsequently, on November 10, 2008, we entered into an amendment to the stockholder's agreement and a stock purchase agreement with the Henkel selling stockholders, as described below. This prospectus supplement was filed pursuant to these agreements to enable the Henkel selling stockholders to sell their Ecolab stock. Ecolab and Henkel employed Credit Suisse Securities (USA) LLC and Rothschild, respectively, as financial advisors in connection with entering into these arrangements.

Amendment to Stockholder's Agreement

        On November 10, 2008, Ecolab and Henkel entered into an amendment (the "Amendment") to the stockholder's agreement that governs Henkel's equity ownership in Ecolab. Pursuant to the Amendment, we agreed to waive our right of first refusal and to meet with potential investors in connection with up to two registered public offerings of Ecolab common stock owned by the Henkel selling stockholders over a period of up to 18 months (the "Amendment Offerings") and to permit sales to certain persons that, together with such person's affiliates or any group of which such person may be a member, would beneficially own up to five percent of Ecolab's outstanding shares upon the completion of an Amendment Offering. Other than sales to permitted five percent purchasers, Henkel is required to use all reasonable efforts to ensure that no person purchasing shares in this offering, together with such person's affiliates or any group of which such person may be a member, would beneficially own more than two percent of Ecolab's outstanding shares upon the completion of such offering. In addition, during such 18-month period, Henkel and its affiliates may sell their shares of Ecolab common stock pursuant to Rule 144 of the Securities Act, subject to the terms and conditions described in "Selling Stockholders—Stockholder's Agreement" in this prospectus supplement.

        The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which has been filed as an exhibit to our Registration Statement on Form S-3 filed on November 10, 2008. See "Selling Stockholders—Stockholder's Agreement" in this prospectus supplement.

Stock Purchase Agreement

        Also on November 10, 2008, we entered into a stock purchase agreement with the Henkel selling stockholders, pursuant to which we agreed to purchase from them, following the completion of this offering, shares of our common stock for consideration of, at our discretion, between $300 million and $500 million. The number of shares we will acquire for a given level of consideration will be determined pursuant to a formula set forth in the stock purchase agreement between us and the Henkel selling stockholders, as described in "Selling Stockholders—Stock Purchase Agreement" in this prospectus supplement. We may purchase in excess of $500 million of shares of our common stock from the Henkel selling stockholders at a price per share equal to the price to the public, less underwriting discounts and commissions. We intend to finance the stock purchase with available cash and the proceeds of an issuance of commercial paper under our existing commercial paper program and may also utilize committed bank lines. The Henkel selling stockholders will only sell shares in this offering if at least 43,700,000 shares are sold, and if the offering is not consummated by April 30, 2009, we will have no obligation to purchase any shares from the Henkel selling stockholders in connection with this offering, but we will remain obligated to purchase shares of common stock in connection with a potential second offering by the Henkel selling stockholders, subject to the same terms and conditions as described for this offering.

        The foregoing description of the stock purchase agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the stock purchase agreement, a copy of which has been filed as an exhibit to our Current Report on Form 8-K filed on November 10, 2008. See "Selling Stockholders—Stock Purchase Agreement" in this prospectus supplement.

Corporate Information

        Our principal executive offices are located at 370 Wabasha Street North, St. Paul, Minnesota 55102. Our telephone number is (651) 293-2233. Our Internet website address is www.ecolab.com. The information contained on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

 The Offering

Common stock offered by the Henkel selling stockholders	57,600,000 shares, or 63,395,314 shares if the underwriters fully exercise their option to purchase additional shares.
Common stock to be held by the selling Henkel selling stockholders immediately after this offering and our purchase of shares from the Henkel selling stockholders	5,795,314 shares, or no shares if the underwriters fully exercise their over-allotment option to purchase additional shares.
Common stock to be outstanding immediately after this offering and our purchase of shares from the Henkel selling stockholders	238,182,839 shares.
New York Stock Exchange symbol for our common stock	"ECL"
Dividends
We have paid common stock dividends for 71 consecutive years. We declared cash dividends of $0.13 per share in December 2007 and February, May and August 2008. We review our dividend policy periodically and the declaration of any future dividends will necessarily depend upon our earnings and financial requirements and other factors within our board's discretion. See "Risk Factors—The declaration of future dividends is at the discretion of our board of directors and is not guaranteed" and "Price Range of Common Stock and Dividend Policy" in this prospectus supplement.
Use of proceeds	We will not receive any proceeds from any sale of common stock by the Henkel selling stockholders. See "Use of Proceeds," "Selling Stockholders" and "Underwriting" in this prospectus supplement.
Risk factors
Investing in our common stock involves risks. Potential investors are urged to read and consider the risk factors relating to our business and an investment in our common stock set forth under "Risk Factors" in this prospectus supplement as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

        The number of shares of common stock to be outstanding after this offering and after our purchase of shares from the Henkel selling stockholders is based on 247,480,077 shares outstanding as of October 31, 2008, and:

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  assumes that we will purchase 9,297,238 shares of our common stock from the Henkel selling stockholders for a total purchase price of $300 million (calculated using the formula set forth in the stock purchase agreement using the last reported sales price for our common stock on the NYSE on November 7, 2008, $36.57, as the price per share at which the underwriters purchase the shares from the Henkel selling stockholders);

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  excludes 19,242,500 shares of common stock issuable upon exercise of stock options outstanding as of October 31, 2008, at a weighted average exercise price of $34.25 per share; and

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  excludes 8,989,115 additional shares of common stock reserved for future grants or awards under our equity compensation plans.

        Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 5,795,314 additional shares of common stock from the Henkel selling stockholders.

 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth summary consolidated financial and other data as of and for the periods presented. The summary consolidated financial and other data as of and for the five years ended December 31, 2007 has been derived from our audited consolidated financial statements. The summary consolidated financial and other data as of and for the nine months ended September 30, 2008 and 2007 has been derived from our unaudited financial statements. The following data should be read in conjunction with the entire prospectus supplement, including the information contained under "Risk Factors," and the accompanying prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes and the other financial and statistical information included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the period ended September 30, 2008, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For the nine months ended September 30,		For the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(in thousands)
Operations:
Net sales
United States	$2,368,600	$2,097,100	$2,801,300	$2,562,810	$2,327,454	$2,135,660	$2,014,767
International (at average rates of currency exchange during the year)	2,285,600	1,932,700	2,668,300	2,333,004	2,207,378	2,049,273	1,747,052

Total	4,654,200	4,029,800	5,469,600	4,895,814	4,534,832	4,184,933	3,761,819
Cost of sales(1)	2,371,400	1,975,300	2,691,700	2,416,058	2,248,831	2,033,492	1,846,584
Selling, general and administrative expenses	1,715,700	1,533,700	2,090,900	1,868,114	1,743,581	1,657,084	1,459,818
Special charges, sale of business and merger expenses	(5,600)	27,800	19,700	—	—	4,467	408

Operating income	572,700	493,000	667,300	611,642	542,420	489,890	455,009
Gain on sale of equity investment	—	—	—	—	—		11,105
Interest expense, net	46,100	37,900	51,000	44,418	44,238	45,344	45,345

Income from continuing operations before income taxes	526,600	455,100	616,300	567,224	498,182	444,546	420,769
Provision for income taxes	158,500	141,300	189,100	198,609	178,701	161,853	160,179

Net income	$368,100	$313,800	$427,200	$368,615	$319,481	$282,693	$260,590

Financial position:
Current assets	$1,894,200	$1,605,000	$1,717,300	$1,853,557	$1,421,666	$1,279,066	$1,150,340
Property, plant and equipment, net	1,161,300	1,019,800	1,083,400	951,569	868,053	866,982	769,112
Goodwill, intangible and other assets	2,058,400	1,638,400	1,922,100	1,614,239	1,506,909	1,570,126	1,309,466
Total assets	5,113,900	4,263,200	4,722,800	4,419,365	3,796,628	3,716,174	3,228,918
Current liabilities	1,338,000	1,322,000	1,518,300	1,502,730	1,119,357	939,547	851,942
Long-term debt	859,400	569,900	599,900	557,058	519,374	645,445	604,441
Postretirement health care and pension benefits	405,500	441,200	418,500	420,245	302,048	270,930	249,906
Other liabilities	277,700	228,700	250,400	259,102	206,639	262,111	201,548
Shareholders' equity	2,233,300	1,701,400	1,935,700	1,680,230	1,649,210	1,598,141	1,321,081

(1)
Includes special charges (income) of $(106) in 2004 and $(76) in 2003.

 RISK FACTORS

        You should carefully consider the following risk factors, the risk factors described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007 and Item 1A of Part II of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. These risks and uncertainties are not the only ones facing us. There may be other risks that a prospective investor should consider that are relevant to such investor's own particular circumstances or generally.

Risks Related to Our Common Stock

        The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

        The market price of our common stock after this offering may fluctuate significantly from time to time as a result of a variety of factors, many of which are beyond our control. The factors described under "Forward-Looking Statements" in this prospectus supplement and the other risk factors described in this section, among other factors, may cause the market price of our common stock to change. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

        Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

        Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of the date of this prospectus supplement, our restated certificate of incorporation provides that we have authority to issue up to 400,000,000 shares of our common stock. As of October 31, 2008, 247,480,077 shares of our common stock were issued and outstanding, and there were 80,452,195 shares of our common stock issued and held in treasury. Also as of such date, there were approximately 28,231,615 shares of our common stock reserved for issuance under our equity compensation plans or pursuant to individual option grants or stock awards. The selling stockholders named under "Selling Stockholders," who will collectively own 2.4% (or 0.0% of our shares outstanding if the underwriters exercise their option to purchase additional shares in full) of our shares upon the completion of the offering and our purchase of shares from the Henkel selling stockholders, may elect to sell any of their remaining shares of our common stock pursuant to the terms of the stockholder's agreement between us and Henkel. See "Selling Stockholders" in this prospectus supplement.

        The Company and the Henkel selling stockholders have agreed that, without the prior written consent of the underwriters, we and they will not, directly or indirectly, sell any shares of common stock not subject to this offering or exercise any of their options for 90 days after the date of this prospectus supplement, subject to certain exceptions, including sales of stock by the Henkel selling stockholder to us pursuant to the stock purchase agreement. These agreements, however, can be waived by the underwriters in their sole discretion. Future sales or a perception that such sales may occur could reduce the market price for our common stock.

        The declaration of future dividends is at the discretion of our board of directors and is not guaranteed.

        We have paid common stock dividends for 71 consecutive years. However, the declaration of dividends is at the discretion of our board of directors and is not guaranteed. The amount of common stock dividends, if any, will depend upon the rights of holders of any outstanding shares of our preferred stock, our results of operations and financial condition, future capital expenditures and investments and other factors that our board of directors considers relevant. As a result, there can be no assurance that future dividends will be paid or, if paid, will be comparable with past dividends.

        Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company, even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.

        Certain provisions in our restated certificate of incorporation and by-laws, which are described under "Description of Common Stock" in the accompanying prospectus, may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for reelection each year. Having a staggered board of directors makes it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors. In addition, our certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights may be attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us.

        In addition, certain other provisions of our corporate documents regarding special meetings of stockholders, advance notice requirements for stockholder proposals and director nominations, amendments of our restated certificate of incorporation and by-laws and supermajority approval of stockholders for certain business combinations, each of which is described under "Description of Common Stock—Certain Anti-takeover Matters" in the accompanying prospectus, may also discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable.

        We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, an "interested stockholder" means, generally, someone owning 15% or more of our outstanding common stock or an affiliate of ours that owned 15% or more of our outstanding common stock during the past three years, subject to certain exceptions as described in Section 203. See "Description of Common Stock—Certain Anti-takeover Matters—Business Combinations" in the accompanying prospectus.

 USE OF PROCEEDS

        We will not receive any proceeds from any sale of common stock by the Henkel selling stockholders. See "Selling Stockholders" and "Underwriting."

CAPITALIZATION

        The following table sets forth, as of September 30, 2008, our short-term debt and capitalization on an actual basis and as adjusted to give effect to our purchase of shares of our common stock from the Henkel selling stockholders upon the completion of this offering (the "stock purchase") and the issuance of our commercial paper to fund the stock purchase. For purposes of the table below, we have assumed a total purchase price of $300 million and a corresponding increase in commercial paper of $300 million. We currently intend to finance the stock purchase with available cash and the proceeds of an issuance of commercial paper under our existing commercial paper program and may also utilize committed bank lines. Accordingly, the amount of commercial paper we issue in connection with the stock purchase could be less, or if we elect to purchase more than $300 million of our common stock, greater than the amount shown below. Similarly, if we elect to purchase more than $300 million of our common stock, the amount of treasury stock would increase accordingly.

        You should read the information in this table in conjunction with the entire prospectus supplement, including the information contained under "Risk Factors," and the accompanying prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the related notes in our Quarterly Report on Form 10-Q for the period ended September 30, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At September 30, 2008
	Actual	As Adjusted
	(dollars in millions)
Short-term debt:
Notes payable	$175.0	$475.0
Long-term debt, current maturities	4.0	4.0

Total short-term debt	$179.0	$479.0

Long-term debt:
6.875% Notes due 2011	$149.7	$149.7
4.355% Series A Senior Notes due 2013	183.4	183.4
4.585% Series B Senior Notes due 2016	256.8	256.8
4.875% Notes due 2015	248.1	248.1
Other long-term debt	21.4	21.4

Total long-term debt	$859.4	$859.4

Shareholders' equity:
Common stock	327.9	327.9
Additional paid-in capital	1,078.3	1,078.3
Retained earnings	2,570.1	2,570.1
Accumulated other comprehensive loss	45.6	45.6
Treasury stock	(1,788.6)	(2,088.6)

Total shareholders' equity	2,233.3	1,933.3

Total capitalization	$3,271.7	$3,271.7

 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "ECL". The last reported sale price for our common stock on the NYSE on November 7, 2008 was $36.57 per share. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange consolidated transaction reporting system:

	Price Range
	High	Low
2008
Fourth Quarter (through November 7, 2008)	$49.99	$34.29
Third Quarter	$52.16	$42.00
Second Quarter	$48.91	$42.89
First Quarter	$52.35	$42.52
2007
Fourth Quarter	$52.78	$44.82
Third Quarter	$47.59	$39.01
Second Quarter	$44.79	$41.12
First Quarter	$45.37	$37.01
2006
Fourth Quarter	$46.40	$42.17
Third Quarter	$45.44	$39.57
Second Quarter	$41.20	$37.00
First Quarter	$40.50	$33.64

        We have paid common stock dividends for 71 consecutive years. We declared quarterly cash dividends of $0.10 per share in February, May and August 2006, $0.115 per share in December 2006 and February, May and August 2007, and $0.13 per share in December 2007 and February, May and August 2008.

        Subject to the rights of holders of any outstanding shares of our preferred stock, dividends may be declared by our board of directors and paid on shares of our common stock from time to time out of legally available funds. We review our dividend policy periodically and the declaration of any future dividends will necessarily depend upon our earnings and financial requirements and other factors within our board's discretion. See "Risk Factors" beginning on page S-7 of this prospectus supplement.

 SELLING STOCKHOLDERS

        The following table sets forth, as of October 31, 2008, the ownership of common stock by the Henkel selling stockholders, both on an actual basis and as adjusted to give effect to this offering and the stock purchase, and assuming full exercise of the underwriters' over-allotment option.

						Beneficial Ownership as Adjusted for this Offering and the Stock Purchase(1)(2)(3)
	Beneficial Ownership Prior to the Completion of this Offering and the Stock Purchase(1)
			Number of Shares to be Sold in this Offering(2)		Number of Shares to be Sold in the Stock Purchase(3)
Name and Address of Beneficial Owner	Number	Percentage				Number	Percentage
Henkel AG & Co. KGaA 67 Henkelstrasse 40191 Düsseldorf Germany	43,738,036	17.7%	43,738,036		0	0	0%
Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	28,954,516	11.7%	19,657,278	(4)	9,297,238	0	0%
Total	72,692,552	29.4%	63,395,314		9,297,238	0	0%

(1)
Beneficial ownership is based on 247,480,077 shares of common stock issued and outstanding as of October 31, 2008.

(2)
Assumes that the Henkel selling stockholders dispose of all the shares of common stock covered by this prospectus and do not acquire beneficial ownership of any additional shares.

(3)
Calculated using the last reported sales price for our common stock on the NYSE on November 7, 2008, and assuming we purchase $300 million of common stock at the price set forth in and pursuant to the terms of the stock purchase agreement.

(4)
Includes 5,795,314 shares representing the underwriters' over-allotment option. If the underwriters do not exercise that option, Henkel Corporation would continue to own that number of shares immediately following this offering.

Stockholder's Agreement

        Henkel's equity ownership in Ecolab is subject to a stockholder's agreement between Ecolab and Henkel, containing certain restrictions pertaining to, among other things, Henkel's and its affiliates' acquisition and transfer of, and voting rights in relation to, our common stock. Generally, the stockholder's agreement terminates when Henkel and its affiliates own less than two percent of our outstanding shares. Pursuant to the stockholder's agreement, Henkel and its affiliates are precluded from beneficially owning more than 35% of our outstanding common stock or from acting, alone or in concert with others, to control or influence Ecolab. Henkel may sell its shares of Ecolab common stock under certain conditions specified in the stockholder's agreement, including a requirement that Henkel use all reasonable efforts to ensure that no person purchasing shares, together with such person's affiliates or any group of which such person may be a member, would beneficially own more than two percent of Ecolab's outstanding shares upon the completion of any purchase. Henkel also has "demand" registration rights, which entitles Henkel to request, up to two times in any 12 month period, for us to register its and its affiliates' Ecolab common stock under the Securities Act, and "piggyback" registration rights, which entitles Henkel to request the inclusion of its and its affiliates' Ecolab common stock in a registration in which we propose to register any of our common stock under the Securities Act. In addition, the stockholder's agreement provides that beginning in 2011, Henkel will be permitted to make proposals to the Ecolab board of directors to acquire all, but not less than all, of Ecolab's outstanding shares at certain times, and under terms and conditions set forth in the stockholder's agreement.

        Henkel and its affiliates must vote their shares in accordance with the recommendations of our board of directors in the case of the election of Ecolab directors, certain stockholder proposals, and compensation and certain other matters. In all other cases, except with respect to certain "strategic transactions," Henkel and its affiliates may vote, at their option, either in accordance with the recommendation of our board of directors or pro rata in the same manner and proportion that votes of our stockholders (other than Henkel and Ecolab's officers or directors) have been cast. Any vote with respect to "strategic transactions" (for example, a disposition, recapitalization, liquidation or consolidation of Ecolab or other transactions which could reasonably be expected to have a material effect upon Henkel's investment in Ecolab common stock) may be cast at Henkel's or its affiliates' sole discretion.

        Under the stockholder's agreement, Henkel is entitled to designate a number of persons to be appointed or nominated for election to our board of directors proportionate to Henkel's share ownership in Ecolab, rounded down to the nearest whole number. On February 27, 2008, Henkel announced its intention to sell some or all of its investment in Ecolab, and, on June 27, 2008, all three directors elected to our board of directors pursuant to the stockholder's agreement resigned pending resolution of such sale. Upon the completion of this offering, if Henkel and its affiliates continue to be stockholders, they may be entitled to request Ecolab to reappoint or cause the nomination of one or more designees to resume proportional representation on our Board.

        On November 10, 2008, Ecolab and Henkel entered into the Amendment to the stockholder's agreement to facilitate the sale by the Henkel selling stockholders of their Ecolab common stock. Pursuant to the Amendment, we agreed to meet with potential investors in connection with up to two registered public offerings of Ecolab common stock owned by the Henkel selling stockholders over a period of up to 18 months. In each Amendment Offering, we have waived our right of first refusal with respect to such offering and will make members of our senior management available to participate in investor presentations. In addition, we will permit sales to certain persons that, together with such person's affiliates or any group of which such person may be a member, may beneficially own up to five percent of Ecolab's outstanding shares upon the completion of an Amendment Offering. Other than sales to permitted five percent purchasers, Henkel is required to use all reasonable efforts to ensure that no person purchasing shares in this offering, together with such person's affiliates or any group of which such person may be a member, shall beneficially own more than two percent of Ecolab's outstanding shares upon the completion of such offering. Under the Amendment, Henkel must use reasonable efforts to sell all of its and its affiliates' Ecolab common stock in the first offering and, in any case, must sell at least 43,700,000 shares in the first offering, or in the second offering if the first offering is not completed for any reason. In addition, we have waived our right of first refusal with respect to sales made during the Amendment period by Henkel and its affiliates pursuant to Rule 144 of the Securities Act, but only up to the number of shares of common stock in any over-allotment option granted to the underwriters in the most recent Amendment Offering that were not purchased by such underwriters. Each Amendment Offering, including this offering, shall constitute one request for demand registration under the stockholder's agreement.

        The foregoing description of the stockholder's agreement and the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the stockholder's agreement and the Amendment, copies of which have been filed as exhibits to our Registration Statement on Form S-3 filed on November 10, 2008.

Stock Purchase Agreement

        On November 10, 2008, we entered into a stock purchase agreement with the Henkel selling stockholders, pursuant to which we agreed, subject to certain conditions, to purchase from them, in connection with the Amendment Offerings, at least $300 million of shares of our common stock.

        If the Henkel selling stockholders sell at least 43,700,000 shares of Ecolab common stock in this offering prior to April 30, 2009, we will purchase from the Henkel selling stockholders, following the completion of this offering, shares of our common stock for consideration of, at our discretion, between $300 million and $500 million (the "Purchase Price").

        The number of shares we will acquire for a given Purchase Price will be equal to the quotient obtained by dividing (x) the sum of (A) the Purchase Price, (B) $40 million and (C) $50,000 for each $1 million, if any, by which the Purchase Price exceeds $300 million, up to a total excess of $200 million, by (y) the price per share at which the underwriters purchase the shares from the Henkel selling stockholders in this offering.

        We may also purchase in excess of $500 million of shares from the Henkel selling stockholders at the price per share to the public in this offering, less underwriting discounts and commissions. The Henkel selling stockholders will only sell shares in this offering if at least 43,700,000 shares are sold, and if the offering is not consummated by April 30, 2009, we will have no obligation to purchase any shares from the Henkel selling stockholders in connection with this offering. However, pursuant to the stock purchase agreement, if we are not required to purchase any shares of our common stock from the Henkel selling stockholders following the completion of this offering, we may become obligated to purchase shares of our common stock from the Henkel selling stockholders following the completion of a second Amendment Offering, subject to the same terms and conditions as described for the first Amendment Offering.

        Our ability to repurchase stock in excess of $500 million under the stock purchase agreement may be limited if doing so would prevent the Henkel selling stockholders from selling at least 43,700,000 shares.

        The stock purchase agreement contains customary representations and warranties by Ecolab and the Henkel selling stockholders and customary closing conditions. The stock purchase agreement will terminate upon the earliest of the Henkel selling stockholders no longer owning any Ecolab common stock, the completion of our purchase obligation in connection with the closing of the second Amendment Offering or 18 months from November 10, 2008.

        The foregoing description of the stock purchase agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the stock purchase agreement, a copy of which has been filed as an exhibit to our Current Report on Form 8-K filed on November 10, 2008.

Commercial Arrangements

        On November 30, 2001, we acquired the 50% of the Joint Venture which we did not already own from Henkel. The acquisition is referred to herein as the "Transaction." In May 2007, Henkel and the Company settled claims remaining from the Transaction, resulting in a net payment to us of €288,354 (or approximately $387,000 at May 31, 2007).

        As a part of the Transaction, Henkel continues to provide to our European businesses certain services and products which Henkel previously provided to the Joint Venture prior to the Transaction at prices and on terms customarily available. These include leased office space; certain accounting, finance, payroll, human resources, information and other administrative services; and contract manufacturing and supply agreements. On November 10, 2008, we amended the agreement covering

Henkel's provision of services to our European businesses to extend the term of these agreements to at least 2010.

        Pursuant to an intellectual property agreement entered into in connection with the Transaction: (i) Henkel transferred certain trademarks and patents used by the Joint Venture to us and we granted a perpetual royalty-free license back to Henkel to use such transferred intellectual property outside of the cleaning and sanitizing field and (ii) Henkel granted a perpetual (in a limited number of cases, the license for certain trademarks is limited to five years) royalty-free license to us to use certain other trademarks, patents and technology used by the Joint Venture which were not transferred to us.

        In connection with the Transaction, Ecolab and Henkel also entered into an environmental agreement dated December 7, 2000 under which Henkel agreed to indemnify us for certain environmental liabilities associated with the parties' former joint venture in Europe. We received €626,763 (or approximately $917,000) from Henkel in 2007 for such environmental liabilities, and we recently requested an additional €203,890 (or approximately $300,000 at December 31, 2007) for new environmental costs.

        Pursuant to a brand license agreement, Henkel granted us a license for certain Henkel trademarks to use on products for sale to retail customers who sell to both commercial and household end-use customers. On November 10, 2008, we amended the brand license agreement to extend the term of the agreement to 2012 and to provide that Henkel shall have no right to terminate the agreement based upon the sale by Henkel and its affiliates of Ecolab common stock. We believe this license agreement, as amended, was made in the ordinary course, at arm's length and on terms customarily available.

        During 2007, 2006 and 2005, we sold products and services in the amounts of approximately $4,600,000, $5,700,000 and $3,600,000, respectively, to Henkel and its affiliates, and purchased products and services in the amounts of approximately $64,600,000, $66,000,000 and $65,300,000, respectively, from Henkel and its affiliates. We believe our sales to and purchases from Henkel were made in the ordinary course, at arm's length and at prices and on terms customarily available. The payments for products and services include amounts paid to Henkel and its affiliates for administrative services and for products under supply arrangements by our affiliates in approximately 25 countries outside of Europe where we formerly acquired industrial and institutional cleaning and sanitizing businesses from Henkel.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

  •
  a partnership;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, all of the days in which the individual is present in the United States in the current calendar year are counted, along with, one-third of the days in which the individual is present in the immediately preceding calendar year and one-sixth of the days in which the individual is present in the second preceding calendar year. Residents are treated for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  the alternative minimum tax;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, cooperatives, U.S. expatriates, broker dealers, non-U.S. holders that own or acquire five percent (5%) or more of our common stock, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment). EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

        Distributions on common stock constitute dividends for U.S. federal income tax purposes to the extent such distributions are made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification that the non-U.S. holder is eligible for the reduced rate under such income tax treaty) from the gross amount of the dividends paid to a non-U.S. holder unless such dividends are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States, as described below.

        Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are not subject to the U.S. federal withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes, and such non-U.S. holder held more than 5 percent of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our common stock.

        We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

        An individual non-U.S. holder who is subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition is taxed on the amount by which capital gains allocated to U.S. sources (including gains from sale of our common stock) exceed capital losses allocated to U.S. sources incurred during the year at a flat rate of 30%, or at a lower rate if provided by an applicable income tax treaty. Other non-U.S. holders that are subject to U.S. federal income tax on gain from the disposition of our common stock will be taxed on such gain in the same manner in which citizens or residents of the U.S. would be taxed, and if such non-U.S. holder is a foreign corporation such gain may also be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

        U.S. federal legislation enacted in 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available by the U.S. Internal Revenue Service to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding.

        The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and, if to or through U.S. offices of a broker, reduced by backup withholding (at the current applicable rate of 28%), unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States.

        Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated November     , 2008, the Henkel selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc
J.P. Morgan Securities Inc

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The Henkel selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 5,795,314 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $                        per share. The underwriters and selling group members may allow a discount of $                        per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject the order in whole or in part.

        The following table summarizes the compensation and estimated expenses that we and the Henkel selling stockholders will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by the selling stockholder	$	$	$	$
Expenses payable by us	$	$	$	$
Expenses payable by the selling stockholder	$	$	$	$

        The stockholder's agreement between Ecolab and Henkel requires Henkel to use all reasonable efforts to ensure that no person purchasing shares in this offering, together with such person's affiliates or any group of which such person may be a member, shall beneficially own more than two percent of Ecolab's outstanding shares upon the closing of this offering, or five percent in the case of certain entities agreed between us and Henkel. See "Selling Stockholders—Stock Purchase Agreement" in this prospectus supplement.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock ("Lock-Up Securities"), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus (the "Lock-Up Period"), except (a) grants of equity awards pursuant to the terms of a plan in effect on the date hereof, (b) issuances of Lock-Up Securities pursuant to the exercise of such awards or the exercise of any other equity awards outstanding on the date hereof, (c) the filing of any amendment or supplements to the Company's registration statement on Form S-3, solely in connection with securities offered by the Henkel selling stockholders as of the date hereof), (d) the filing of any registration statement on Form S-8 to register shares of our Lock-Up Securities reserved for issuance under our employee stock plans, (e) the issuance by the Company of up to 10% of our common stock outstanding as of the date hereof or as reported in the Company's most recent periodic report as consideration or partial consideration for the acquisition of another corporation or entity or the acquisition of assets or properties of any such corporation or entity, so long as each of the recipients of the common stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of the Lock-Up Period, (f) the filing of a registration statement with the SEC on Form S-4 for a planned issuance of our common stock in connection with an acquisition or merger, so long as no shares are issued pursuant to the Form S-4 until after the end of the Lock-Up Period and (g) the filing of a registration statement or prospectus with the SEC pursuant to a request by the Henkel selling stockholders for the sale of common stock owned by them as of the date hereof.

        The Henkel selling stockholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus, except sales to us pursuant to the stock purchase agreement.

        We and the Henkel selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on the NYSE under the symbol "ECL".

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option.

    The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        Certain of the underwriters and their respective affiliates have from time to time performed, continue to perform and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates and for Henkel in the ordinary course of business for which they have received and would receive customary compensation. Credit Suisse, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is a lender and documentation agent under our credit facility and has received customary compensation in such capacities. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is a lender and the administrative agent under our credit facility and has received customary compensation in such capacities. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender and the syndication agent under our credit facility and has received customary compensation in such capacities. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are joint lead arrangers under our credit facility and have received customary compensation in such capacities. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as joint book-running managers of our registered debt offering conducted in February 2008 and received customary compensation in such capacities. Credit Suisse Securities (USA) LLC is a strategic advisor to us and has received customary compensation in such capacity. An affiliate of Credit Suisse Securities (USA) LLC is the arranger and a dealer under our Euro-Commercial Paper Programme and has received customary compensation in such capacities. Citibank International plc, an affiliate of Citigroup Global Markets Inc., is a dealer under our Euro-Commercial Paper Programme and has received customary compensation in such capacity. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are dealers under our U.S. Commercial Paper Program and have received customary compensation in such capacities. Citibank, N.A., Frankfurt Branch, an affiliate of Citigroup Global

Markets Inc., participates in Henkel's European revolving credit facility and Henkel's bridge credit facility. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under Henkel's European revolving credit facility. An affiliate of J.P. Morgan Securities Inc. is a lender under Henkel's European revolving credit facility.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer to the public in that Relevant Member State of any shares of common stock at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

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  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

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  an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) (the "FSMA") has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of the shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

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  all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier- Verkaufsprospektgesetz, the "Act") of the Federal Republic of Germany has been or will be published with respect to our shares of common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (o?ffentliches Angebot) within the meaning of the Act with respect to any of our shares of common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of Japan

        Each of the underwriters has represented that it will not offer or sell any of our shares of common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        Each of the underwriters and each of their affiliates has represented that it will not (i) have offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares of common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) have issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares of common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement, you should obtain independent professional advice.

Notice to Residents of Singapore

        This prospectus supplement or any other offering material relating to our shares of common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly, our shares of common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus supplement or any other offering material relating to our shares of common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

 NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the Henkel selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

Representations of Purchasers

        By purchasing shares of common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the Henkel selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under "Notice to Canadian Residents——Resale Restrictions", and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the Henkel selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Henkel selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Henkel selling stockholders will have no liability. In the case of an action for damages, we and the Henkel selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the Henkel selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP and Lawrence T. Bell, General Counsel and Secretary of the Company. Mr. Bell beneficially owns or has rights to acquire an aggregate of less than 0.25% of Ecolab common stock. Certain legal matters in connection with this offering will be passed upon for the Henkel selling stockholders by Cleary Gottlieb Steen & Hamilton LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

Prospectus

Common Stock

        Henkel AG & Co. KGaA and one of its subsidiaries, Henkel Corporation (together, the "Henkel selling stockholders"), may offer shares of our common stock from time to time, in one or more offerings. We will provide the specific terms of any offering and the common stock in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

        Any Henkel selling stockholder may offer and sell the common stock on an immediate or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering. Our common stock is listed on the New York Stock Exchange under the trading symbol "ECL". Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2008.

About This Prospectus	1
Where You Can Find More Information	1
Forward-Looking Statements	2
Ecolab Inc.	3
Use of Proceeds	3
Description of Common Stock	3
Legal Matters	9
Independent Registered Public Accounting Firm	9

i

 ABOUT THIS PROSPECTUS

        Unless otherwise stated or the context otherwise requires, references in this prospectus to "Ecolab," "we," "our," "us" or similar references are to Ecolab Inc. and its consolidated subsidiaries.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"), using a "shelf" registration process. Under this shelf registration process, the Henkel selling stockholders may, from time to time, sell our common stock as described in this prospectus and any accompanying prospectus supplement in one or more offerings. This prospectus provides you with a general description of the common stock that the Henkel selling stockholders may offer. Each time the Henkel selling stockholders sell common stock, a prospectus supplement containing specific information about the terms of that offering, including the specific amounts, prices and terms of the common stock offered will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Ecolab nor any Henkel selling stockholder is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate only as of any date other than the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC, including the registration statement of which this prospectus is a part, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC Public Reference Room in Washington, D.C. by calling the SEC at (800) 732-0330. Our filings are also available to the public from the website maintained by the SEC at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange (the "NYSE") under the trading symbol "ECL". Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The SEC's rules allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents that Ecolab has filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Information that Ecolab files later with the SEC will automatically update and supersede the information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of this registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus:

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  our Annual Report on Form 10-K for the year ended December 31, 2007;

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  our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2008, June 30, 2008 and March 31, 2008;

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  our Current Reports on Form 8-K, filed on August 4, 2008, July 3, 2008, May 5, 2008, March 20, 2008, February 21, 2008 and February 8, 2008; and

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  The description of Ecolab's common stock, preferred stock and preferred stock purchase rights contained in Ecolab's registration statements on Form 8-A, including any amendments or reports filed for the purpose of updating these descriptions.

        You may obtain copies, without charge, of documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us as follows:

Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102
Attn: Corporate Secretary
Telephone: (651) 293-2233
 www.ecolab.com/investor

        Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

        General information about Ecolab, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.ecolab.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This prospectus, and the documents incorporated herein by reference, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. Additionally, we or our representatives may, from time to time, make other written or verbal forward-looking statements. In this prospectus, and the documents incorporated by reference herein, we discuss expectations regarding our business, financial condition and results of operations. Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. As such, they are based on current expectations and are subject to certain risks and uncertainties. We caution that undue reliance should not be placed on such forward-looking statements which speak only as of the date made. In order to comply with the terms of the safe harbor, we identify for investors important factors which could affect our financial performance and could cause actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

        Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth under Item 1A in our most recent Form 10-K and subsequent reports on Forms 10-Q, each of which is incorporated by reference herein, and include:

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  the vitality of the markets we serve;

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  the impact of economic factors, such as the worldwide economy, interest rates and foreign currency exposure;

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  our ability to develop competitive advantages through innovation;

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  fluctuations in raw material costs;

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  restraints on pricing flexibility due to contractual obligations;

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  pressure on operations from consolidation of customers, vendors or competitors;

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  the impact of acquisitions, divestitures and investments to develop business systems or to optimize our business structure;

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  changes in regulations or accounting standards;

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  the costs and effects of complying with laws and regulations relating to the environment and to the manufacture, storage, distribution, sale and use of our products;

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  the occurrence of litigation or claims, acts of war, terrorism, severe weather or public health epidemics;

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  the loss or insolvency of a major customer, supplier or distributor;

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  our ability to attract and retain high caliber management talent; and

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  other uncertainties or risks reported from time to time in our reports to the SEC.

        You should carefully consider all of the information in or incorporated by reference in this prospectus and any accompanying prospectus supplement prior to investing in our securities. Additional risk factors may be included in a prospectus supplement relating to a particular offering of common stock. Except as may be required under applicable law, we undertake no duty to update our forward-looking statements.

ECOLAB INC.

        We develop and market premium products and services for the hospitality, foodservice, healthcare and industrial markets. We provide cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, healthcare and educational facilities, quick-service (fast-food and other convenience store) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry. A strong commitment to customer support is a distinguishing characteristic of our business.

        The address of our principal executive offices is 370 Wabasha Street North, St. Paul, Minnesota 55102 and our telephone number at our principal executive offices is (651) 293-2233.

USE OF PROCEEDS

        We will not receive any proceeds from sales of our common stock by the Henkel selling stockholders.

DESCRIPTION OF COMMON STOCK

        The following description of certain terms of our common stock does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation, our by-laws, the certificate of designation, preferences and rights of our Series A Junior Participating Preferred Stock and the applicable provisions of the Delaware General Corporation Law. Our restated certificate of incorporation, our by-laws and the certificate of designation, preferences and rights of Series A Junior Participating Preferred Stock have been filed as exhibits to the registration statement of which this prospectus is a part. For more information on how you can obtain these documents, see "Where You Can Find More Information" on page 1. We urge you to read our restated certificate of incorporation, our by-laws and the certificate of designation, preferences and rights of Series A Junior Participating Preferred Stock in their entirety.

Authorized Capital Stock

        Our restated certificate of incorporation provides that we are authorized to issue 415,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, par value $1.00 per share, and 15,000,000 shares of preferred stock, no par value per share.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences which may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

        Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our common stock is not redeemable. Stockholders do not have the right to cumulate their vote in the election of directors and, accordingly, the holders of more than 50% of the outstanding shares of common stock can elect all the directors in the class up for election.

Preferred Stock

        Our board of directors is authorized without further action of the stockholders to issue preferred stock in one or more series and may fix the designations and the powers, preferences and rights of the preferred stock. No class of preferred stock is currently outstanding. 400,000 shares of Series A Junior Participating Preferred Stock have been reserved for issuance pursuant to the terms of a Rights Agreement between Ecolab and Computershare Investor Services, LLC, as Rights Agent, dated as of February 24, 2006, as the same may be amended from time to time, in connection with the rights described below.

Rights

        On February 24, 2006, our board of directors adopted a Rights Agreement. As part of the Rights Agreement, our board of directors declared a dividend of one right for each share of our common stock outstanding on March 13, 2006, and also authorized the issuance of one right for each share of our common stock issued after March 13, 2006, until the occurrence of certain events.

        The Rights Agreement provides for one right to attach to each share of our common stock. Upon the occurrence of certain events, each right entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135 per unit. Initially the rights attach to all common stock certificates and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of:

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  10 business days following a public announcement that a person or group of affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (the "Stock Acquisition Date");

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  10 business days following the commencement of a tender offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock; or

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  10 business days following a determination by our board of directors that a person or group of affiliated persons has acquired beneficial ownership of more than 10% of the outstanding shares of our common stock and such beneficial ownership (a) is intended to cause us to repurchase such common stock or to cause pressure on Ecolab to take action to provide such person with short-term financial gain under circumstances where the board of directors determines that the best long-term interests of Ecolab would not be served by taking such action or (b) causes a material adverse impact on our business.

        The rights are not exercisable until the distribution date and will expire at the close of business on March 10, 2016. In the event any non-exempt person or group becomes (i) an Acquiring Person (except (a) when the acquisition is made pursuant to a tender offer for all outstanding shares at a price determined by a majority of the members of the board of directors, excluding any members of the board of directors who are also officers of Ecolab, to be fair and otherwise in our best interests and the best interests of our stockholders or (b) for persons stating in their required filings with the SEC that they do not intend to control or influence Ecolab and certifying that they became an Acquiring Person inadvertently) or (ii) an Adverse Person (either such event, a "Triggering Event"), each holder of a right will have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the right; except that the rights held by a non-exempt person or group become null and void upon the occurrence of a Triggering Event.

        In the event that we are acquired in a merger or other business combination, in certain circumstances each holder of a right will be entitled to receive, upon the exercise thereof, that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the rights.

        At any time until 10 days following the Stock Acquisition Date or the expiration date of the rights, we may redeem the rights at a price of $0.01 per right.

        The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Ecolab on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, at any time until 10 business days following the Stock Acquisition Date, redeem all, but no less than all, of the then outstanding rights at the applicable redemption price.

        The foregoing summary of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Certain Anti-takeover Matters

Classification of Board of Directors

        Our restated certificate of incorporation provides that the number of directors shall be fixed from time to time exclusively by majority vote of the board of directors. The number of directors of Ecolab is currently fixed at 10, and the directors are divided into three classes as nearly equal in number as possible.

Removal of Directors

        Our restated certificate of incorporation provides that directors may be removed as permitted under Delaware law, which provides that for a classified board of directors, stockholders may effect removal of the directors only for cause.

Amendment of Restated Certificate of Incorporation

        Our restated certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of stock entitled to vote. However:

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  unless unanimously approved by the board of directors, any amendment to the "business combination" provisions described below requires the approval of the holders of 80% of the voting rights of all classes of stock entitled to vote; and

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  any amendment that would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock requires the approval of the holders of a majority of shares of such stock, voting separately as a class.

Amendment of By-Laws

        Our restated certificate of incorporation provides that our by-laws may be amended by the vote of a majority of the board of directors.

Special Meetings of Stockholders

        Our by-laws provide that special meetings of the stockholders may be called by the board of directors or the chairman of the board, or at the written request of the holders of at least 80% of the outstanding voting power of Ecolab capital stock.

Advance Notice Requirements of Stockholder Nominations and Proposals

        Our by-laws impose an advance notice requirement in relation to stockholder proposals, including director nomination proposals, for business to be brought before an annual meeting. To be timely, the notice must be delivered to or mailed and received at Ecolab's principal executive offices not less than 90 days nor more than 135 days prior to the first anniversary of the preceding year's annual meeting. However, if the actual date of the annual meeting is more than 30 days before or after that anniversary date, then notice must be so received not later than the close of business on the 10th day following the day on which notice of the annual meeting date was mailed or publicly disclosed, whichever first occurs. The notice must include certain information about the stockholder, any person acting in concert, or in a control relationship, with such stockholder and any proposed director nominee, including stock ownership and employment information and a description of arrangements among such persons pursuant to which the nomination is made.

Limitation of Personal Liability of Directors

        Under Delaware law, a certificate of incorporation may, subject to certain limitations, contain a provision limiting or eliminating a director's personal liability to the corporation or its stockholders for monetary damages for a director's breach of fiduciary duty. Our restated certificate of incorporation provides that none of our directors shall be personally liable to Ecolab or its stockholders for monetary damages for breach of fiduciary duty in his or her capacity as such, except to the extent provided by applicable law for:

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  any breach of the duty of loyalty;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  unlawful payment of dividends or unlawful stock repurchases as set forth in Section 174 of the Delaware General Corporation Law; or

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  any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers and Employees

        Our by-laws require us to indemnify and hold harmless, to the fullest extent permissible under Delaware law, any person who was or is a party to, or is threatened to be made a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she

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  is or was a director or officer of Ecolab; or

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  while a director or officer of Ecolab is or was serving at the request of Ecolab as a director, officer, employee or agent of another corporation or as its representative in another enterprise.

        This indemnification obligation covers all expenses, including attorneys' fees, and all judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the matter. Our by-laws permit, but do not require, that similar indemnification be extended to our employees.

        We also carry directors' and officers' liability insurance which protects each director or officer from certain claims and suits, including stockholder derivative suits, even where the director may be determined to not be entitled to indemnification under Delaware law, and claims and suits arising under federal securities laws. The policy may also afford coverage under circumstances where the facts do not justify a finding that the director or officer acted in good faith and in a manner that was in, or not opposed to, the best interests of Ecolab.

        We have also entered into indemnification agreements with each of our directors. These agreements provide for the prompt indemnification "to the fullest extent permitted by law" and for the prompt advancement of expenses, including attorneys' fees and other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness or participating in (including on appeal) any threatened, pending or completed action, suit or proceeding related to the fact that such director:

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  is or was a director, officer, employee, trustee, agent or fiduciary of Ecolab; or

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  is or was serving at the request of Ecolab as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, or by reason of anything done or not done by a director in any such capacity.

        These agreements further provide that we have the burden of proving that a director is not entitled to indemnification in any particular case.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Ecolab pursuant to the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

        Article VI of our restated certificate of incorporation requires the approval of the holders of at least 80% of the outstanding shares of our common stock entitled to vote in order to complete a "business combination" with, or proposed by or on behalf of, any "interested stockholder," any affiliate or associate of an interested stockholder or any person who thereafter would be an affiliate or associate of an interested stockholder.

        An "interested stockholder" is any person who:

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  beneficially owns, directly or indirectly, more than 10% of the voting power of Ecolab's outstanding voting stock;

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  is an affiliate of Ecolab and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, more than 10% of the voting power of Ecolab's then outstanding voting stock; or

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  is an assignee of or has otherwise succeeded to any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an interested stockholder, if such assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

        A "business combination" includes certain transactions with or proposed by or on behalf of an interested stockholder or related parties, including, among others:

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  a merger or consolidation of Ecolab or any subsidiary;

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  the sale or disposition by Ecolab or any subsidiary of any assets or securities having an aggregate fair market value of $10 million or more;

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  the adoption of any plan or proposal for the liquidation or dissolution of Ecolab proposed by or on behalf of an interested stockholder or any affiliate of an interested stockholder; or

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  any reclassification of securities, recapitalization, merger or other transaction with the effect, directly or indirectly, of increasing an interested stockholder's proportionate share of the outstanding capital stock of Ecolab or a subsidiary.

        The 80% voting requirement will not apply if certain fair price criteria and procedural requirements are satisfied, or if the transaction is approved by a majority of our directors who are unaffiliated with the interested stockholder or were directors before the interested stockholder became an interested stockholder and any successor of any such director, while such successor is a member of the board, who is unaffiliated with the interested stockholder and is recommended or elected to succeed by a majority of such directors.

        The business combination provisions of our restated certificate of incorporation are intended to prevent certain of the potential inequities of business combinations that are part of "two-step" transactions. In the absence of such provisions, a purchaser who acquired control of Ecolab could subsequently, by virtue of such control, force the remaining stockholders to sell or exchange their shares at a price that would not reflect any premium such purchaser may have paid in order to acquire its controlling interest. Such provisions may also discourage the accumulation of large blocks of our stock which could be disruptive to the stability of our important relationships with our employees, customers and the communities that it serves. Such an accumulation could precipitate a change of control of Ecolab on terms unfavorable to our other stockholders.

        The business combination provisions of our restated certificate of incorporation may render more difficult or discourage a merger with or takeover of Ecolab, the acquisition of control of Ecolab by a large stockholder and the removal of incumbent management. Such provisions would also discourage some takeover attempts by persons who intend to acquire Ecolab in two steps and eliminate remaining stockholder interests by means of a business combination involving less consideration per share than the acquirer would propose to pay for its initial interest in Ecolab equal to or greater than 10% (but less than 100%) of the outstanding voting stock of Ecolab. To the extent that this provision discourages certain business combinations, our stockholders may be deprived of higher market prices for their stock that often prevail as a result of such events.

        In addition, our restated certificate of incorporation does not include a provision opting out of Section 203 of the Delaware General Corporation Law, Delaware's anti-takeover statute. Consequently, Section 203 applies to Ecolab and prohibits us from engaging in a transaction involving a sale of assets to or a merger or consolidation with an "interested stockholder," as defined under Section 203, for a period of three years following the date of the transaction in which the stockholder became an "interested stockholder" unless that transaction was approved in a prescribed manner.

Listing

        Our common stock is listed and traded on the NYSE under the symbol "ECL".

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Its address for general inquiries is 250 Royall Street, Canton, Massachusetts 02021, and its toll-free number is (800) 322-8325.

LEGAL MATTERS

        Certain legal matters with respect to the securities offered by this prospectus and any prospectus supplement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP and Lawrence T. Bell, Esq., General Counsel and Secretary of Ecolab. Mr. Bell beneficially owns or has rights to acquire an aggregate of less than 0.25% of Ecolab common stock. If legal matters in connection with offerings made by this prospectus and any prospectus supplement are passed on by counsel for any underwriters or agents or by the Henkel selling stockholders, if any, that counsel will be named in the applicable prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in "Management's Report on Internal Control over Financial Reporting") incorporated in this prospectus by reference to Ecolab's Annual Report on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        With respect to the unaudited financial information of Ecolab Inc. for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated (i) April 24, 2008 with respect to the quarterly period ended March 31, 2008 (ii) July 24, 2008 with respect to the quarterly period ended June 30, 2008, and (iii) October 23, 2008 with respect to the quarterly period ended September 30, 2008, each of which is incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because those reports are not "reports" or "parts" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-155246
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 10, 2008

Prospectus Supplement
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
Ecolab Inc.
The Offering
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELLING STOCKHOLDERS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
Common Stock

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
ECOLAB INC.
USE OF PROCEEDS
DESCRIPTION OF COMMON STOCK
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM